SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                      Date of Report: August 18, 2000


                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               |_| Yes |X| No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of the second quarter report, dated August 18, 2000, of Biora AB.




                    REPORT FOR THE FIRST HALF YEAR 2000

                              BIORA AB (PUBL)

                              AUGUST 18, 2000


                                          Half Year   Half Year    Full Year
                                             2000         1999        1999
----------------------------------------------------------------------------
Sales, SEK millions                          43.6         37.5        73.6
----------------------------------------------------------------------------
Operating loss, SEK millions                -39.4        -45.4       -91.8
----------------------------------------------------------------------------
Net loss, SEK millions                      -37.9        -42.2       -86.7
----------------------------------------------------------------------------

o  Rickard Soderberg new President and CEO.

o  Sales during the first half year of 2000 increased by 16 percent to SEK
   43.6 million (compared to SEK 37.5 million during the same period in 1999). The increase occurred primarily in the US market.

o Sales during the second quarter 2000 increased by 11 percent to SEK 22.5 million (compared to SEK 20.3 million in 1999).

o Premixed version of Emdogain, Emdogain(R)Gel, for treatment of periodontal disease, launched in Europe.

o The indication to use Emdogain to replace knocked-out teeth launched in Europe in June.

o The Swedish Industrial Fund has granted a conditional loan of SEK 15 million for a Bio-Ex project.


Biora develops, manufactures and sells biologically based products primarily for use in the treatment of diseases of the oral cavity. The principal product, Emdogain(R), which is approved for sale in Europe, North America and Japan, regenerates naturally the supporting structure lost by the tooth due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

PRESIDENT AND CEO       INVESTOR RELATIONS      U.S INVESTOR RELATIONS
RICKARD SODERBERG       MIKAEL SJOBLOM          ELISABETH LAVERS
+46 40 32 13 59         + 46 40 32 13 65        +1 203 977 7797



REPORT FOR THE FIRST HALF YEAR 2000

NEW PRESIDENT AND CEO FOR BIORA AB
The new President and CEO for Biora AB beginning August 14th is Rickard Soderberg, formerly Vice President of AstraZeneca with responsibility for marketing and sales in Sweden. The former President and CEO Tomas
Hammargren will continue as a member of the Board of Directors of Biora AB, focusing on strategic development questions.

INCREASED SALES
Biora's sales during the first half of 2000 increased to SEK 43.6 million, compared to SEK 37.5 million during the first half of 1999. Sales during the second quarter of 2000 increased to SEK 22.5 million, compared to SEK
20.3 million during 1999. The increase occurred primarily in the US market.


            SALES PER QUARTER 1998, 1999 AND 2000, SEK MILLIONS

                             [GRAPHIC OMITTED]


          MOVING ANNUAL TOTAL PER QUARTER, QTR 3 1998 - QTR 2 2000

                             [GRAPHIC OMITTED]


CONTINUED SALES INCREASE IN THE US MARKET
The US is Biora's largest single market and sales there increased by 56 percent during the first half of 2000 compared to the same period in 1999. The total number of customers in the US was 2,900 at the end of the reporting period (compared to approximately 2,000 at the same time in 1999). Almost 1,600 of them had purchased products more than once (compared to about 1,000 at mid year 1999).

NEW MANAGEMENT IN GERMANY
Sales in Germany decreased during the period by 23 percent compared to 1999. Measures were taken during the first half of 2000 to improve the situation. In June Wolfgang Muller, formerly sales manager for Biora GmbH, was appointed General Manager of the German subsidiary. In Germany more than 7,100 customers (six months 1999: 6,200) had purchased Emdogain at the end of the reporting period, and 4600 (six months 1999: 3,200) of them had purchased more than once.

OTHER MARKETS
In Japan Biora's products are marketed by the Japanese biotechnology company Seikagaku Corporation. Sales decreased during the period by 26% compared to the same period in 1999. This is because orders by the distributor are placed in large batches and can fall in different quarters. According to Seikagaku there were 1,100 customers at the end of the reporting period (six months 1999: 990), of whom 530 (six months 1999: 400) had purchased Emdogain more than once.

Sales in Sweden increased by 23 percent and in Italy by 12 percent.

EMDOGAIN(R)GEL INTRODUCED IN EUROPE
Emdogain has until now been delivered as two components that are mixed by the dentist. To simplify use, Biora has developed a premixed product, Emdogain(R)Gel. The European launch of Emdogain(R)Gel commenced in June in Geneva at Europerio, an international meeting of periodontists. The new version has also been approved in Canada, and U.S. approval is pending.

BIORA.COM
Biora's new Internet service was introduced at the beginning of the summer. "biora.com" today contains information about Biora, such as financial information, the company's products, research and development. The upgrade enables us to communicate with customers and patients in a cost efficient manner.


RESEARCH AND DEVELOPMENT

NEW DENTAL INDICATIONS
The indication tooth trauma (knocked-out teeth) has been approved in Europe and was introduced at an international conference in Oslo in June. For new dental indications of Emdogain, clinical studies are continuing for expanded treatment of periodontitis and treatment of recession type defects.

WOUND HEALING
The use of Emdogain has been shown to be accompanied by quick healing following surgery in the treatment of periodontitis. Certain disease-causing bacteria are inhibited by contact with Emdogain and connective tissue cells in contact with Emdogain produce growth factors that promote healing. These characteristics open the possibility of treating hard to heal wounds even outside the mouth, for example bone wounds. Clinical pilot studies on this type of wound will begin during 2000. After the end of the reporting period Biora received a conditional loan from The Swedish Industrial Fund. Biora has been granted SEK 15 million for the project "Use of Emdogain for wound healing outside the oral cavity".

COMPLEMENT TO CANCER TREATMENT (CARCINOMA)
Cell studies show that growth of certain cancer cells (carcinoma) is inhibited by Emdogain. The discovery is supported by the knowledge of Emdogain's mechanism of action that Biora has previously reported, that is, that Emdogain promotes growth of connective tissue cells while certain epithelial cells experience so-called programmed cell death. Biora has submitted an application for global patent protection for the discovery.

BONE FORMATION
Biora has found in pilot studies that certain enamel matrix proteins stimulate locally formation of new bone. The continuing work is intended to document the effect and to determine future areas for indications. The goal is to prove that enamel matrix proteins can be as or even more effective than the growth factors being developed today. The European Commission has funded a PhD level researcher (a so-called Marie Curie fellowship) for Biora's bone formation project. However, Biora's previously announced application for additional funding, made jointly with a number of European partners, was denied.

DRY MOUTH (XEROSTOMIA)
Biora has acquired the rights to a patent-protected pharmaceutical project for treating dry mouth. Approximately 15% of all 50 year olds and 40% of those over 80 suffer from dry mouth. Dry mouth is a common side effect of many types of medication and radiation treatment. The substance has been tested with positive results on healthy volunteers and a limited number of patients with dry mouth.


FINANCIAL INFORMATION

NET SALES
The Group's net sales during the period increased to SEK 43.6 million (1999: SEK 37.5 million).

PROFIT/LOSS
Gross profit amounted to SEK 33.5 million (1999: SEK 28.9 million). The improvement can be explained by the increase in sales. The operating loss amounted to SEK 39.4 million (1999: SEK 45.4 million loss).

During the period the operating expenses have decreased by approximately two percent, SEK 1.4 million. Restructuring of the European marketing organization has contributed to lower selling expenses while sales increased by 16 percent. The increase in the administrative costs during the second quarter is principally due to severance compensation to the departing president.

Net financial items were SEK 1.5 million (1999: SEK 3.2 million). The decrease is explained by decreased interest bearing assets.

Net loss after tax during the period amounted to SEK 37.9 million (1999:
SEK 42.2 million loss), corresponding to a loss per share of SEK 1.79 (1999: SEK 1.99 loss) based on the average of number of shares outstanding.

INVESTMENTS
Capital expenditures for tangible long-term assets and patents during the period totaled SEK 2.1 million (1999: SEK 2.1 million).

FINANCIAL POSITION

Net change in cash and cash equivalents during the period was negative, in an amount of SEK 32.3 million (1999: neg. SEK 41.5 million). At the end of the reporting period (figures for December 31, 1999, for comparison, are given below in parentheses) the Group's liquid funds amounted to SEK 80.5 million (112.8.million), the equity/assets ratio was 72.0 %(78.3 %) and the Group equity amounted to SEK 89.3 million (127.4 million).

EMPLOYEES
As of June 30, 2000, Biora had 80 employees, compared to 92 at year-end 1999. A portion of the decrease consists of vacancies that have been filled after June 30 or will be replaced in the nearest future.

PARENT COMPANY
Sales for the period amounted to SEK 26.0 million (1999: SEK 26.5 million), and the loss before allocations and taxes was SEK 41.7 million (1999: SEK
37.4 million loss).

Capital expenditures for tangible long-term assets and patents were SEK 1.6 million (1999: SEK 1.0 million). Net change in cash and cash equivalents during the period was negative, in an amount of SEK 30.9 million (1999: neg. SEK 45.3 million). At the end of the reporting period (figures for December 31, 1999, for comparison, are given below in parentheses) the parent company's liquid funds amounted to SEK 72.7 million (103.6.million), the equity/assets ratio was 79.9 %(85.8 %) and equity amounted to SEK 103.7 million (145.4 million).

COMING FINANCIAL INFORMATION
Biora will publish financial information on the following dates:

Interim report for the third quarter 2000      November 2
Year end report for 2000                       February 8, 2001

Malmo, August 18,2000

Rickard Soderberg, President and CEO
Biora's auditors have not audited this interim report.


This press release may contain certain forward-looking statements that relate to the future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implies in such forward looking statements and are more fully discusses in periodic reports files with the Securities and Exchange Commission.



CONSOLIDATED STATEMENTS OF OPERATIONS


                                         2000       2000       1999       2000       1999       1999
(Swedish GAAP, unaudited)                Half     SECOND     Second       HALF       Half       Full
                                         year    QUARTER    quarter       YEAR       year       year

                                     (TUSD)1)     (TSEK)     (TSEK)     (TSEK)     (TSEK)     (TSEK)
Net sales                               4 972     22 500     20 258     43 644     37 492     73 556
----------------------------------------------------------------------------------------------------
Costs of goods sold                    -1 155     -5 152     -4 511    -10 137     -8 585    -15 470
----------------------------------------------------------------------------------------------------
GROSS PROFIT                            3 818     17 348     15 747     33 507     28 907     58 086
====================================================================================================

Selling expenses                       -4 457    -20 178    -23 543    -39 116    -44 253    -90 783
----------------------------------------------------------------------------------------------------
Administrative expenses                -1 461     -8 128     -4 544    -12 828     -8 682    -18 505
----------------------------------------------------------------------------------------------------
Research and development costs         -2 407    -10 815     -9 998    -21 127    -20 278    -41 597
----------------------------------------------------------------------------------------------------
Other operating income and expenses        14         22       -335        126     -1 125        994
----------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                   -4 493    -21 751    -22 673    -39 438    -45 431    -91 805
====================================================================================================

Financial net                             174        738      1 298      1 530      3 233      5 220
----------------------------------------------------------------------------------------------------
LOSS AFTER FINANCIAL ITEMS             -4 319    -21 013    -21 375    -37 908    -42 198    -86 585
====================================================================================================

Income tax                                  -          -          -          -        -32       -154
----------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                    -4 319    -21 013    -21 375    -37 908    -42 230    -86 739
====================================================================================================



CONSOLIDATED BALANCE SHEETS


                                             Jun 30,    JUN 30,    Jun 30,    Dec 31,
(Swedish GAAP, unaudited)                       2000       2000       1999       1999
                                            (TUSD)1)     (TSEK)     (TSEK)     (TSEK)
Intangible long term assets                    1 406     12 343     21 892     16 573
-------------------------------------------------------------------------------------
Tangible long term assets                        933      8 191     11 439     10 843
-------------------------------------------------------------------------------------
Financial long term assets                       288      2 530      2 528      2 534
-------------------------------------------------------------------------------------
TOTAL LONG TERM ASSETS                         2 628     23 064     35 859     29 950
=====================================================================================

Inventories                                      611      5 366      4 079      5 175
-------------------------------------------------------------------------------------
Current receivables                            1 710     15 007     17 025     14 807
-------------------------------------------------------------------------------------
Bank deposits                                  7 406     65 000    100 000     90 000
-------------------------------------------------------------------------------------
Cash and bank                                  1 769     15 530     45 499     22 804
-------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                          11 496    100 903    166 603    132 786
=====================================================================================

TOTAL ASSETS                                  14 124    123 967    202 462    162 736
=====================================================================================

Shareholders' equity                          10 176     89 318    172 774    127 406
-------------------------------------------------------------------------------------
Provisions                                        30        264        442        444
-------------------------------------------------------------------------------------
Long term liabilities 2), 3)                     627      5 506        155      5 505
-------------------------------------------------------------------------------------
Current liabilities 2), 3)                     3 290     28 879     29 091     29 381
-------------------------------------------------------------------------------------

Total shareholders' equity and liabilities    14 124    123 967    202 462    162 736
=====================================================================================

1) Average exchange rate Jan-Jun, 2000, USD 1 = 8,7771
2) The part of option premiums received, earlier disclosed as current liability, has been disclosed as long-term liability. The comparative figures have been adjusted accordingly.
3) Biora did not have any interest bearing liabilities neither on June 30, 2000, June 30, 1999 nor December 31, 1999.



STATEMENTS OF CASH FLOWS


CONSOLIDATED (TSEK)                           2000       1999       2000       1999       1999
                                            SECOND     Second       HALF       Half       Full
(Swedish GAAP, unaudited)                  QUARTER    quarter       YEAR       year       year
Loss for the period                        -21 013    -21 375    -37 908    -42 230    -86 739
----------------------------------------------------------------------------------------------
Depreciation and amortization                2 412      1 401      3 777      2 687      5 552
----------------------------------------------------------------------------------------------
Change in capitalized research and
development costs                            2 629      1 776      5 257      3 552      8 595
----------------------------------------------------------------------------------------------
Other adjustments to reconcile net
loss to net cash flows from/used
in operating activities                         15         39       -155         77        541
----------------------------------------------------------------------------------------------
Change in assets and liabilities             1 343      2 330     -1 116     -3 305      2 447
----------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES      -14 614    -15 829    -30 145    -39 219    -69 604
==============================================================================================
Capital expenditures (tangible
assets and patents)                           -559       -946     -2 146     -2 079     -4 334
----------------------------------------------------------------------------------------------
Other investing activities                       -          -          -         31        -29
----------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES         -559       -946     -2 146     -2 048     -4 363
==============================================================================================
NET CASH USED IN FINANCING ACTIVITIES            -          -          -          -          -
==============================================================================================
Effect of exchange rate changes
on cash and cash equivalents                    91        -44         17       -282       -277
----------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS    -15 082    -16 819    -32 274    -41 549    -74 244
==============================================================================================



KEY RATIOS


CONSOLIDATED                              2000       1999    1998          1997       1996
                                          HALF       Full    Full          Full       Full
(Swedish GAAP,unaudited)                  YEAR       year    year 2)       year       year
Net sales (TSEK)                        43 644     73 556     50 119     16 499      4 561
------------------------------------------------------------------------------------------
Gross margin, % 3)                         768       79,0       78,3       66,5        1,1
------------------------------------------------------------------------------------------
R & D costs (TSEK) 4)                   21 127     41 597     39 980     21 207     10 884
------------------------------------------------------------------------------------------
Return on capital employed, % 1), 5)      -697      -50,7      -40,0      -53,2     -266,2
------------------------------------------------------------------------------------------
Return on equity,% 1), 6)                 -700      -50,8      -40,0      -58,1        neg
------------------------------------------------------------------------------------------
Equity / assets ratio, % 7)                720       78,3       86,6       81,9      -34,2
------------------------------------------------------------------------------------------
Net debt / equity ratio, % 8)             -902      -88,5      -87,4     -103,0      -84,3
------------------------------------------------------------------------------------------
Total equity (TSEK)                     89 318    127 406    213 970    277 935    -18 437
==========================================================================================
Average number of shares
outstanding, (000s) 9)                  21 204     21 204     21 204     20 571     14 207
------------------------------------------------------------------------------------------
Equity per share, SEK 9)                   421       6,01      10,09      13,51      -1,30
------------------------------------------------------------------------------------------
Loss per share, SEK 9)                    -179      -4,09      -2,83      -3,66      -2,61
------------------------------------------------------------------------------------------
Cash flow per share, SEK 10)              -152      -3,50      -4,68      13,66       0,16
------------------------------------------------------------------------------------------

1) Return on capital employed and return on equity have been calculated by multiplying the six month operating loss and net loss by 2 to obtain comparability to the other presented twelve months key ratios.
2) Return on capital employed and return on equity have been adjusted for the effect of the nonrecurring revenue from Seikagaku.
3)  Gross profit divided by net sales.
4) R&D-costs are shown gross, including capitalized costs. During 2000, as well as during 1998 and 1999, no costs have been capitalized under the caption Capitalized R&D costs, why the net and gross costs were equal, 21,127. (2.5% royalty to Astra on sales of Emdogain has been reclassified to costs of goods sold.)
5) Operating loss plus financial income divided by average total assets (total assets less non-interest-bearing operating liabilities including deferred taxes).
6)  Net loss divided by average equity.
7)  Shareholders' equity divided by total assets.
8) Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.
9) The number of ordinary shares outstanding used in determination of loss and equity per ordinary share is calculated on a proforma basis by giving effect to a 25:1 share split and the 3:1 stock dividend completed by the Company during 1996. The dilution effects of outstanding convertible loans and options have not been considered when calculating equity, loss and cash flow per share for the years 1996-2000 as this would reduce the loss per share.
10) Net change in cash and cash equivalents divided by the average number of shares in accordance with 9).


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        BIORA AB

Dated:  August 18, 2000                 By: /s/ Anders Agering
                                            --------------------------------
                                            Anders Agering
                                            Chief Financial Officer